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                                                                      Exhibit 99

                                  RISK FACTORS
INTEGRATION

         The effective integration of PCA and Capstone and the realization of the economic benefits of the Merger are particularly critical to the Company's success. Potential obstacles to successful integration include, but are not limited to: (i) retaining and integrating the Company's management team; (ii) consolidating pharmacies without losing any customer relationships; (iii) achieving operating efficiencies; (iv) consolidating departmental functions; (v) achieving anticipated purchasing efficiencies; (vi) consolidating management information systems; (vii) coordinating field managerial activities with corporate management; (viii) retaining and expanding the Company's customer base; (ix) introducing new products and services to existing facilities; and (x) adding and integrating key personnel. There can be no assurance that PCA and Capstone will be successfully integrated, or that the effects of the Merger will not have a material adverse effect upon the Company's results of operations, financial condition, or prospects.

DEPENDENCE ON KEY CONTRACTS

         On a pro forma basis, sales to Beverly facilities and their residents would have accounted for approximately 16.0% of the Company's net sales for the year ended December 31, 1997. Prior to the Merger, Beverly owned PCA. Two of the Company's directors are presently officers and directors of Beverly. The Company has entered into non-competition and preferred provider agreements with Beverly and IHS to provide for the delivery of pharmacy services and products and ancillary services and products by the Company to Beverly's and IHS's long-term care facilities. However, such agreements contain certain provisions allowing for pricing adjustments and termination under certain circumstances, and there can be no assurance that either the pricing will




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not be adjusted or all or part of such agreement or agreements will not be terminated at some future date. At December 31, 1997, the Company serviced approximately 58,000 and 17,000 Beverly and IHS long-term care beds, respectively.

         The Company recently filed a lawsuit against IHS for breaches of contracts and related torts. The lawsuit alleges that IHS's actions in connection with its purchase of an institutional pharmacy business, including its failure to offer to sell such business to the Company, and its causing the acquired pharmacy, immediately prior to such sale, to enter into certain provider agreements for long-term care pharmacy services is in violation of its agreement signed in connection with its sale of its institutional pharmacy business, Symphony Health Services, Inc. ("Symphony") to the Company and in violation of the preferred provider agreement between IHS and the Company. The Company cannot at this time predict the outcome or effect of this litigation.

         Any material loss of revenues or business from Beverly or IHS could have a material adverse impact on the Company's future operations.

GROWTH STRATEGY; NEED FOR ADDITIONAL FINANCING

         The Company has experienced rapid growth since 1995 and intends to continue its growth strategy. The Company's successful implementation of its growth strategy depends upon its ability to identify, consummate and integrate acquisitions and to attract and retain qualified personnel. The Company will compete for acquisition candidates with buyers who may have greater financial and other resources and may be able to pay higher acquisition prices than the Company. No assurance can be given that the Company will be able to identify suitable acquisition candidates or to consummate acquisitions on terms acceptable to it or on terms consistent with past acquisitions or that acquisitions of a substantial size will be available. To the extent that the Company is unable to acquire institutional pharmacy companies, or to integrate such acquisitions successfully, its ability to expand its business would be reduced significantly. In addition, the Credit Facility contains certain restrictions on the Company's ability to make acquisitions.

         The Company's acquisition strategy requires substantial capital resources. To fund its acquisition strategy, the Company will incur, from time to time, additional indebtedness (both short and long-term), including indebtedness under the Credit Facility, and the amount of such indebtedness could be significant. The Company may also fund acquisitions through the issuance, in public or private transactions, of equity or debt securities. The availability and terms of such equity or debt securities will depend on market and other conditions existing at the time, and there can be no assurance that any such additional financing will be available on terms acceptable to the Company, if at all. In addition, the Credit Facility contains limitations on the ability of the Company and its subsidiaries to incur indebtedness and issue certain preferred stock. Availability of commitments under the Credit Facility is subject to the Company complying with certain financial covenants and other provisions.

DEPENDENCE ON REIMBURSEMENT BY THIRD-PARTY PAYORS

         The Company derives, directly or indirectly, a majority of its net sales from government-sponsored reimbursement programs. The Company's revenues and profitability will be affected by the efforts of all payors to continue to reduce the costs of healthcare by lowering reimbursement





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rates, narrowing the scope of covered services, increasing case management review of services, and negotiating reduced or fixed contract pricing. Any changes in reimbursement levels under Medicare, Medicaid, or private pay programs, including managed care contracts, could have a material adverse effect on the Company's results of operations, financial condition and prospects. In addition, changes to reimbursement policies requiring payment on a pre-negotiated basis, based on specific rates for certain medical conditions or on a capitated basis, could have a material adverse impact on the Company. Changes in the mix of residents among Medicare, Medicaid and different types of private pay sources may materially adversely affect the Company's revenues and profitability.

HEALTHCARE REFORM

         The healthcare industry is subject to changing political, economic and regulatory influences that may affect the institutional pharmacy industry. In recent years, several comprehensive national healthcare reform proposals were introduced in the United States Congress. While none of the proposals were adopted, healthcare reform may again be addressed by the United States Congress. Several states also are considering healthcare reforms through Medicaid managed care demonstration projects. Although these projects generally exempt institutional pharmacy services and long-term care facilities, no assurance can be given that such projects or other proposals will not change the Medicaid reimbursement system in a manner that would affect the Company's operations. The Company cannot predict which, if any, federal or state modifications or reform proposals will be adopted, when they may be adopted or what their impact on the Company may be if adopted. There can be no assurance that the adoption of certain modifications or proposals will not have a material adverse effect on the Company's results of operations, financial condition or prospects.

MANAGEMENT

         In connection with the Merger, the management of PCA and Capstone were combined such that two executive officers from each of PCA and Capstone became executive officers of PharMerica. The management team now includes eleven former PCA officers and twelve former Capstone officers. In addition, the Company's Board of Directors was modified such that five former Capstone directors continued to serve on the Board along with five directors nominated by Beverly, including PharMerica's President and Chief Executive Officer, C. Arnold Renschler, M.D. There can be no assurances that the Company will retain the members of the combined management team or that the combined management team will be as effective as the former management teams of Capstone or PCA, which could have a material adverse effect on the Company's results of operations, financial condition or prospects. PharMerica has entered into employments contracts with each of its executive officers that contain non-compete clauses with the Company, but there can be no assurance that such individuals will remain with the Company.

ROLE OF MANAGED CARE

         As managed care assumes an increasing role in the healthcare industry, the Company's future success will, in part, be dependent on obtaining and retaining managed care contracts. Competition for such contracts is intense and, in most cases, will require the Company to compete based on the breadth of services offered, pricing, the ability to track and report patient outcomes and cost data, and the provision of value-added pharmacy consulting services, among other factors. In addition,





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reimbursement rates under managed care contracts typically are lower than those paid by other private third-party payors and may be likely to be based on fixed rates that will require the Company to accurately project costs and outcomes. There can be no assurance that the Company will retain or continue to obtain such managed care contracts or that the managed care contracts it obtains will be on terms as favorable to the Company as those of its current managed care and other contracts. To the extent reimbursement provisions in managed care or other contracts or arrangements change to pre-negotiated prices for specific medical conditions or to capitated rates, there can be no assurance that the Company will be able to retain or continue to obtain such managed care contracts or other arrangements, that the managed care contracts or other arrangements it obtains will be on terms as favorable to the Company as those of its current managed care and other contracts or that the Company will be able to service such contracts or other arrangements profitably.

COMPETITION

         The long-term care pharmacy markets in which the Company operates are fragmented and highly competitive. Competition for each long-term facility is generally on a local basis and in such markets comes from both small to mid-size local operators and regional and national operators. The Company's competition in its mail service workers' compensation division comes primarily from regional and local competitors and, occasionally, from national managed care companies. The Company's competition in the correctional pharmacy market comes primarily from other large providers. The Company believes that the primary competitive factor in its industry is breadth and quality of service. Additional competitive factors include reputation, ease of doing business with the specific providers, ability to develop and to maintain relationships with general medical contractors, and competitive pricing. Some of the present and potential competitors including retail pharmacies, captive pharmacies and pharmaceutical distributors are, or may become, larger than the Company and have, or may obtain, greater financial and marketing resources.

GOVERNMENT REGULATION

         The Company is subject to extensive federal, state and local regulation. Federal laws governing the Company's activities include regulations covering the repackaging, storing and dispensing of drugs, Medicare reimbursement, and certain financial relationships with physicians and other healthcare providers. The Company is subject to state laws governing Medicaid, workers' compensation, professional training, pharmacy licensure, payment in exchange for patient referrals and the dispensing and storage of pharmaceuticals. The pharmacies operated by the Company must comply with all applicable laws, regulations and licensing standards. Many of the Company's employees must maintain certain licenses in order to provide services. The long-term care facilities that contract for pharmacy services are also subject to federal and state regulations and are required to be licensed in the states in which they are located. The failure by these institutions to comply with such regulations or to obtain or renew any required licenses could result in the loss of the Company's ability to provide pharmacy services to their residents. There can be no assurance that federal, state or local governments will not change existing standards or impose additional standards, compliance with which may require the Company to incur significant additional expense. Any significant additional expense incurred in connection with such compliance or any failure to comply with existing or future standards could have a material adverse effect upon the Company's results of operations, financial condition or prospects. In addition, any restrictions on pharmaceutical





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companies marketing programs, including the ability of such companies to pay incentives to dispense one particular product rather than another, could be material to the Company.

LIABILITY AND ADEQUACY OF INSURANCE

         The provision of healthcare services entails an inherent risk of liability. The Company currently maintains product and professional liability insurance intended to cover such claims in amounts which it believes are consistent with industry standards. There can be no assurance, however, that claims in excess of the insurance coverage or claims not covered by insurance will not arise. A successful claim in excess of the Company's insurance coverage could have a material adverse effect upon the Company's results of operations, financial condition and future prospects. Claims, regardless of their merit or eventual outcome, may also have a material adverse effect upon the Company's ability to attract customers, to maintain its insurance policies or to expand its business. There can be no assurance that the Company will be able to obtain adequate liability insurance coverage in the future on acceptable terms, if at all.

SIGNIFICANT LEVERAGE

         The Company has had and will continue to have substantial indebtedness and significant debt service obligations. As of December 31, 1997, the Company would had approximately $435.4 million of indebtedness outstanding, approximately $125.5 million committed under the Credit Facility (of which approximately $47.0 million was available), approximately $1.1 billion of total assets, approximately $379.8 million of net tangible assets and approximately $528.9 million of stockholders' equity. The availability of funds under the Credit Facility during 1998 is predicated on the Company maintaining an adjusted leverage ratio of 4:1. As a result, the availability under the line of credit may vary based upon the Company's operating results. There can be no assurance that the Company's operating performance will be adequate to have available as needed all of the committed funds under the Credit Facility.

         The level of the Company's indebtedness could have important consequences to the holders of the Company's debt, including: (i) a significant portion of the Company's cash flow from operations will be committed to the payment of the Company's interest expense and principal repayment obligations, thereby reducing the funds available to the Company for its operations and future business opportunities; (ii) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or other purposes may be limited; (iii) the Company may be more highly leveraged than certain of its competitors, which may place it at a competitive disadvantage, limit the Company's flexibility in reacting to changes in its business and make it more vulnerable to downturns in general economic conditions; (iv) certain of the Company's borrowings are at variable rates of interest, which could result in higher interest expense in the event of an increase in interest rates; and (v) the Credit Facility contains financial and restrictive covenants that, if not complied with, could lead to a default that could have a material adverse effect on the Company.